UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of results for the years 2014 and 2013, in accordance to International Financial Reporting Standards (IFRS)

Banco Bradesco S.A. announces to its shareholders, clients, collaborators and to the market in general that it prepared complete consolidated financial statements for the years ended December 31, 2014 and 2013, according to the International Financial Reporting Standards - IFRS, in conformity with the pronouncements issued by the International Accounting Standards Board - IASB, pursuant to Resolution 3,786/09 of the Brazilian Monetary Council (CMN) and CVM Rule 457/07.

See below, the main changes seen in our consolidated financial statements due to the adoption of IFRS:

Comparison between BR GAAP and IFRS - in Reais millions

Balance sheet	12/31/2014			12/31/2013
	BR GAAP (1)	Adjustments (2)	IFRS	BR GAAP (1)	Adjustments (2)	IFRS
Assets
Cash and balances with banks	65,571	(141)	65,430	67,577	(127)	67,450
Financial assets held for trading	176,055	(97,557)	78,498	154,232	(58,139)	96,093
Financial assets available for sale	79,540	41,422	120,962	60,423	7,415	67,838
Investments held to maturity	25,071	-	25,071	23,071	(2)	23,069
Assets pledged as collateral	253,568	(100,955)	152,613	189,143	(71,403)	117,740
Loans and advances to banks	17,533	55,442	72,975	26,907	51,813	78,720
Loans and advances to customers (3)	319,297	8,767	328,064	294,906	9,215	304,121
Non-current assets held for sale	1,007	(1)	1,006	832	1	833
Investments in associated companies and joint ventures	1,519	2,465	3,984	1,372	2,021	3,393
Property and equipament	4,887	(186)	4,701	4,667	(165)	4,502
Intangible assets and goodwill	8,471	(941)	7,530	9,146	(925)	8,221
Taxes to be offset	6,655	(525)	6,130	5,755	(462)	5,293
Deferred income taxes	32,348	(3,960)	28,388	29,404	(3,743)	25,661
Other assets	40,518	(5,419)	35,099	40,704	(5,336)	35,368
Total assets	1,032,040	(101,589)	930,451	908,139	(69,837)	838,302

Liabilities
Deposits from banks	380,777	(100,837)	279,940	314,323	(71,223)	243,100
Deposits from customers	210,027	5	210,032	216,114	104	216,218
Financial liabilities held for trading	3,282	34	3,316	1,808	18	1,826
Funds from securities issued	84,825	205	85,030	57,654	229	57,883
Subordinated debt	35,822	-	35,822	35,885	-	35,885
Insurance technical provisions and pension plans	146,559	-	146,559	130,329	-	130,329
Other provisions	14,673	(809)	13,864	14,427	(674)	13,753
Current income tax liabilities	4,291	(689)	3,602	3,686	(603)	3,083
Deferred income tax liabilities	3,292	(2,484)	808	3,188	(2,388)	800
Other liabilities	66,591	2,595	69,186	59,180	4,142	63,322
Shareholders´ equity of controlling	81,508	660	82,168	70,940	944	71,884
Non-controlling interest	393	(269)	124	605	(386)	219
Total liabilities and shareholders´equity	1,032,040	(101,589)	930,451	908,139	(69,837)	838,302

1)  Information presented herein consider amounts calculated pursuant to the accounting practices adopted in Brazil (BR GAAP), which are applicable to financial institutions and  classified according to the presentation model determined by IFRS´s;

2)  Adjustments from the consolidation process, reclassification between accounts and other effects from the adoption of IFRS´s; and

3)  The loan and advances to customers’ portfolio is presented net of provision for impairment losses.

See below, reconciliation of Shareholders’ Equity and Net Income for the 2014 and 2013 years:

Reconciliation of Shareholders´Equity and Net Income - in R$ millions

Adjustments	Shareholders´ Equity	Net Income	Shareholders´ Equity	Net Income
	12/31/2014	2014	12/31/2013	2013
BR GAAP	81,508	15,089	70,940	12,011
1) Adjustment to the recoverable value of loans and advances	1,672	122	1,550	138
2) Business combinations	325	135	646	112
3) Hedge accounting adjustments	-	157	-	284
Others	14	24	31	143
Deferred income tax and social contribution of IFRS adjustments	(1,351)	(212)	(1,283)	(292)
IFRS - Attributable to the controlling shareholder (1)	82,168	15,315	71,884	12,396
Non-controlling shareholder	124	101	219	90
IFRS - Attributable to the controlling and non-controlling shareholder (1)	82,292	15,416	72,103	12,486
(1) The net income basis for the calculation of dividends and interest on capital paid to shareholders, is originally from BR GAAP, w hich w as released on January 29, 2015.

Below is a description of the main changes from the adoption of IFRS:

1)     Adjustment to the recoverable value of loans and advances

Impairment of loans and advances were established based on the history of losses and other information about the clients of the organization at the balance sheet date and clear evidences that show losses had occurred after the initial recognition of the financial asset.

2)     Business combinations

Under IFRS, the identifiable assets and liabilities in business combinations and assets delivered as payment combinations were recognized at their fair value. Shares issued in the acquisition were recognized at their fair value on the date the control is transferred.

3)     Hedge accounting adjustments

These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP was reversed against retained earnings at the transition date.

Cidade de Deus, Osasco, S.P, March 31, 2015

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Director and
Investor Relations Officer

Should you have any questions or require further information, please contact Mr. Carlos Wagner Firetti, phone 55 11 2178-6201, e-mail 4823.firetti@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.br or Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.